UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November 2010

Commission File Number: 001-33433

CHINA SUNERGY CO., LTD.

No. 123 Focheng West Road
Jiangning Economic & Technical Development Zone
Nanjing, Jiangsu 211100, People’s Republic of China
(86 25) 5276 6688
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     ___X____          Form 40-F                                                                                  _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ________                                                                     No   ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-  ____N/A____

SIGNATURE

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Sunergy Co., Ltd.

               By:  /s/ Stephen Zhifang Cai
               Name:  Stephen Zhifang Cai
               Title:   Chief Executive Officer

Date: November 3, 2010

Exhibit Index

Exhibit No.	Description
99.1	Press release

Exhibit 99.1

CHINA SUNERGY ANNOUNCES COMPLETION OF ACQUISITION

NANJING, China, Nov. 3, 2010 /PRNewswire-Asia/ -- China Sunergy Co., Ltd. (Nasdaq: CSUN) ("China Sunergy" or the "Company") a leading solar cell and module manufacturer based in Nanjing, China, today announced that it has completed the acquisition of 100% of the equity interest of CEEG (Shanghai) Solar Science & Technology Co., Ltd and CEEG (Nan Jing) New Energy Co., Ltd. The two module manufacturers were previously affiliated with the Company before the acquisition.

Through the acquisition, China Sunergy acquired a total annual module capacity of 480 MW, which is higher than stated in the previous announcement. These two acquired companies have a strong sales network within the United States, Germany, Spain, Italy, the Czech Republic and Southeast Asia.

“The acquisition will enhance China Sunergy’s ability to further expand its manufacturing operations as well as enlarge its customer base,” commented Mr. Stephen Zhifang Cai, CEO of China Sunergy. “We believe the acquisition will enhance China Sunergy’s position in the downstream photovoltaic market and advance our commitment to becoming a complete, vertically-integrated manufacturer.”

China Sunergy reiterates that the Company has a strong balance sheet and is fully capable of funding the acquisition, which has a revised total consideration of approximately US$46 million.

About China Sunergy Co., Ltd.:

China Sunergy Co., Ltd. (Nasdaq: CSUN) ("China Sunergy") is a specialized manufacturer of solar cell and module products in China. China Sunergy manufactures solar cells from silicon wafers, which utilize crystalline silicon solar cell technology to convert sunlight directly into electricity through a process known as the photovoltaic effect, and assembles solar cells into solar modules. China Sunergy sells these solar products to Chinese and overseas module manufacturers, system integrators, and solar power systems for use in various markets.
For more information please visit http://www.chinasunergy.com.

For further information contact:

FD
Helen Jing Zhu: Helen.JingZhu@fd.com
Phone: + (86) 10-8591-1958

Safe Harbor Statement
This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts in this announcement are forward-looking statements. These forward-looking statements are based on current expectations, assumptions, estimates and projections about the Company and the industry, and involve known and unknown risks and uncertainties, including but not limited to, the Company's ability to raise additional capital to finance the Company's activities; the effectiveness, profitability, and the marketability of its products; litigations and other legal proceedings; the economic slowdown in China and elsewhere and its impact on the Company's operations; demand for and selling prices of the Company's products, the future trading of the common stock of the Company; the ability of the Company to operate as a public Company; the period of time for which its current liquidity will enable the Company to fund its operations; the Company's ability to protect its proprietary information; general economic and business conditions; the volatility of the Company's operating results and financial condition; the Company's ability to attract or retain qualified senior management personnel and research and development staff; future shortage or availability of the supply of raw materials; impact on cost-competitiveness as a result of entering into long-term arrangements with raw material suppliers and other risks detailed in the Company's filings with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.